Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

PVR Partners, L.P.:

We consent to the use of our reports dated February 27, 2013, with respect to the consolidated balance sheets of PVR Partners, L.P. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

August 13, 2013